NEUBERGER&BERMAN
                            ADVISERS MANAGEMENT TRUST




May 1, 1997


Neuberger&Berman Management Incorporated
605 Third Avenue
New York, NY  10158-0180

Re:      Reimbursement Agreement

Dear Ladies and Gentlemen:

International Portfolio ("Fund") is a series of Neuberger&Berman Advisers Management Trust, a Delaware business trust ("Trust"). The Fund intends to invest all its net investable assets in AMT International Investments ("Portfolio"), a series of Advisers Managers Trust, a New York common law trust.

Neuberger&Berman Management Inc. ("NBMI") agrees during the period from May 1, 1997 through May 1, 1998 to pay any of the Fund's operating expenses and the Fund's pro rata portion of the Portfolio's operating expenses (including any fees or expense reimbursements payable to NBMI by the Fund or by Advisers Managers Trust pursuant to any agreement or arrangement, but excluding interest, taxes, brokerage commissions, litigation expenses and extraordinary expenses of the Fund or the Portfolio) ("Operating Expenses") which exceed, in the aggregate, the rate of 1.70% per annum of the Fund's average daily net assets ("Expense Limitation").

The Trust, on behalf of the Fund, in turn agrees to reimburse NBMI from May 1, 1997 up until December 31, 1999 ("Reimbursement Period"), out of assets belonging to the Fund for any Operating Expenses paid or assumed by NBMI as set forth above. The Trust does not have to reimburse NBMI if such reimbursement would cause Operating Expenses for any year during the Reimbursement Period to exceed the Expense Limitation. The Trust agrees to furnish or otherwise make available to NBMI such copies of its financial statements, reports, and other information relating to its business and affairs as NBMI may, at any time or from time to time, reasonably request in connection with this agreement.

NBMI understands that NBMI shall look only to the assets of the Fund for performance of this agreement and for payment of any claim NBMI may have hereunder, and neither any other series of the Trust, nor any of the Trust's trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

Neuberger&Berman Management Incorporated
May 1, 1997
Page 2


This agreement is made and to be principally performed in the State of New York, and except insofar as the Investment Company of 1940 or other federal laws and regulations may be controlling, this agreement shall be governed by, and construed and enforced in amendment to this agreement shall be in writing signed by the parties hereto.

If NBMI is in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to the Trust.

Very truly yours,

NEUBERGER&BERMAN
ADVISERS MANAGEMENT TRUST,
on behalf of International Portfolio

By:   /s/  Michael J. Weiner
           Michael J. Weiner, Vice President


The foregoing agreement is hereby
accepted as of May 1, 1997


NEUBERGER&BERMAN MANAGEMENT INCORPORATED


By:  /s/  Stanley Egener
          Stanley Egener, President